As filed with the U.S. Securities and Exchange Commission on May 25, 2021

File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the matter of

Hartford Funds Exchange-Traded Trust

Hartford Funds Management Company, LLC

690 Lee Road

Wayne, Pennsylvania 19087

ALPS Distributors, Inc.

1290 Broadway

Suite 1000

Denver, Colorado 80203

Please send all communications, notices and orders to:

Thomas R. Phillips, Esq. Hartford Funds Management Company, LLC 690 Lee Road Wayne, Pennsylvania 19087	John V. O’Hanlon, Esq. Adam T. Teufel, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, Massachusetts 02110-2605

Page 1 of 10 sequentially numbered pages (including exhibits)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Hartford Funds Exchange-Traded Trust Hartford Funds Management Company, LLC ALPS Distributors, Inc. File No. 812-_______	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this application (“Application”), the undersigned applicants, Hartford Funds Exchange-Traded Trust (the “Trust”), Hartford Funds Management Company, LLC (“HFMC” or the “Adviser”) and ALPS Distributors, Inc. (the “Distributor,” and together with the Trust and HFMC, “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by HFMC or any entity controlling, controlled by, or under common control with HFMC (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.	THE APPLICANTS

A.	The Trust

1 Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

2 All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the terms and conditions of the Reference Order that are incorporated by reference herein.

The Trust is a statutory trust organized under the laws of Delaware and consists of, among other series, one or more series operating as a Fund. The Trust is registered under the Act with the Commission as an open-end management investment company.

B.	The Adviser

HFMC, a limited liability company organized under the laws of Delaware with its principal office in Wayne, Pennsylvania, will be the investment adviser to the Initial Fund. HFMC is, and any other Adviser will be, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). HFMC or an affiliate has initially entered into a licensing agreement with Fidelity Management & Research Company LLC (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the Trust’s Board of Trustees, the Adviser will serve as the investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to a Fund (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Distributor is a Colorado corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or a Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Pursuant to Rule 0-2(f) under the Act, the Applicants’ address is stated on the first page of this Application, and all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature Page Follows]

Hartford Funds Exchange-Traded Trust

By:	/s/ Alice A. Pellegrino Alice A. Pellegrino Vice President and Assistant Secretary

Hartford Funds Management Company, LLC

By:	/s/ Walter F. Garger Walter F. Garger Managing Director and General Counsel

ALPS Distributors, Inc.

By:	/s/ Bradley J. Swenson Bradley J. Swenson President, Director and Chief Operating Officer

AUTHORIZATION

RULE 0-2(c)

HARTFORD FUNDS EXCHANGE-TRADED TRUST

In accordance with Rule 0-2(c) under the Act, Alice A. Pellegrino, Vice President and Assistant Secretary of Hartford Funds Exchange-Traded Trust (the “Registrant”), is authorized to sign on behalf of the Registrant pursuant to the following resolutions adopted by the Board of Trustees of the Registrant on May 12, 2021:

RESOLVED, that the appropriate officers of the Registrant are authorized in the name and on behalf of the Registrant to execute and file or cause to be filed with the SEC an application for an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, including any exhibits and amendments thereto, to operate actively-managed, exchange-traded funds that do not disclose portfolio holdings daily; and it is FURTHER RESOLVED, that the officers of the Registrant be, and they hereby are, authorized to do all things and execute all deeds, documents and instruments in writing as may be necessary in connection with carrying out the foregoing.

VERIFICATION

RULE 0-2(d)

HARTFORD FUNDS EXCHANGE-TRADED TRUST

The undersigned states that she has duly executed the attached Application dated May 25, 2021 for and on behalf of Hartford Funds Exchange-Traded Trust; that she is the Vice President and Assistant Secretary of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Hartford Funds Exchange-Traded Trust

By:	/s/ Alice A. Pellegrino
Alice A. Pellegrino
Vice President and Assistant Secretary

VERIFICATION

RULE 0-2(d)

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

The undersigned states that he has duly executed the attached Application dated May 25, 2021 for and on behalf of Hartford Funds Management Company, LLC; that he is the Managing Director and General Counsel of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Hartford Funds Management Company, LLC

By:	/s/ Walter F. Garger
Walter F. Garger
Managing Director and General Counsel

VERIFICATION

RULE 0-2(d)

ALPS DISTRIBUTORS, INC.

The undersigned states that he has duly executed the attached Application dated May 25, 2021 for and on behalf of ALPS Distributors, Inc.; that he is the President, Director and Chief Operating Officer of such entity; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS Distributors, Inc., LLC

By:	/s/ Bradley J. Swenson
Bradley J. Swenson President, Director and Chief Operating Officer

Exhibit A

Initial Fund

Hartford Large Cap Growth ETF

Hartford Large Cap Growth ETF seeks capital appreciation. The Fund invests mainly in common stocks covering a broad range of industries, companies and market capitalizations that the sub-adviser believes exhibit long-term growth potential. Under normal circumstances, the Fund invests at least 80% of the Fund’s net assets in equity securities of large cap issuers with market caps within the collective range of the Russell 1000 Index and S&P 500 Index. The Fund invests primarily in securities of U.S. companies and in American Depositary Receipts.